SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT FUND — I

(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT FUND — I

(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Landes

Gottex Multi-Asset Endowment Fund — I

28 State Street, 40th Floor

Boston, MA 02109

(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George Silfen, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2131

April 30, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $160,000 (a) Amount of Filing Fee: $18.34 (b)
(a)	Calculated as the aggregate maximum purchase price for Shares.
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Gottex Multi-Asset Endowment Fund — I (the "Fund"), the Fund is offering to purchase shares of beneficial interest in the Fund ("Shares") from shareholders of the Fund ("Shareholders") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Shareholder desires to tender). The offer to purchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern Time, on May 25, 2012 (the "Expiration Date") unless the Offer is extended. The net asset value of the Shares will be calculated for this purpose as of June 30, 2012 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Shares during the Fund's audit for its fiscal year ending March 31, 2013, which the Fund expects will be completed by the end of May 2013 and the audited net asset value will be used to determine the final amount to be paid for tendered Shares.

Shareholders may tender all or a portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum capital account balance. Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund's Amended and Restated Declaration of Trust (the "Declaration")), determined as of the Valuation Date.

If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the "Initial Payment"). Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2013, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder's Shares. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after March 31, 2013.

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). Payment pursuant to the Note will be made to the Shareholder approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

1

The Note pursuant to which a tendering Shareholder will receive payment (the "Cash Payment") will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

A Shareholder that tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus).

The Offer remains open to Shareholders until 12:00 midnight, Eastern Time, on May 25, 2012, the expected expiration date of the Offer ("Expiration Date"). Until this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to June 25, 2012, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If Shareholders wish to tender Shares pursuant to the Offer, they should mail a completed and executed Letter of Transmittal to JD Clark & Company at 803 W. Michigan Street, Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to JD Clark, at (816) 860-3140. The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on the Expiration Date.

Of course, the value of the Shares will change between March 31, 2012 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact JD Clark Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time). Please see Item 4(a)(9) for a discussion regarding the procedures implemented in the event the Offer is oversubscribed (i.e., more than $160,000 of Shares are duly tendered).

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on May 25, 2012. Also realize that although the Offer expires on May 25, 2012, a Shareholder that tenders all of its Shares will remain a Shareholder in the Fund notwithstanding the Fund's acceptance of the Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is Gottex Multi-Asset Endowment Fund — I. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 28 State Street, 40th Floor, Boston, MA 02109, and the telephone number is (617) 532-0200.

2

(b)           The title of the securities that are the subject of the Offer is shares of beneficial interest in the Fund. As of April 1, 2012, there was a total outstanding capital value for the Fund of approximately $2.0 million, represented by Shares (based on the estimated unaudited net asset value of such Shares). Subject to the conditions set forth in the Offer, the Fund will purchase up to $160,000 of Shares that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c)           Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Declaration.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person is Gottex Multi-Asset Endowment Fund — I. The Fund's principal executive office is located at 28 State Street, 40th Floor, Boston, MA 02109, and the telephone number is (617) 532-0200. The Investment Adviser of the Fund is Gottex Fund Management Ltd. (the "Adviser"). The principal executive office of the Adviser is located at 28 State Street, 40th Floor, Boston, MA 02109 and the telephone number is (617) 532-0200. The Fund's Trustees are Bruce Dresner, William Landes, Jeanne Mockard and Jonas Siegel. Their address is c/o Gottex Fund Management Ltd., 28 State Street, 40th Floor, Boston, MA 02109.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)(1)     Subject to the conditions set forth in the Offer, the Fund will purchase up to $160,000 of Shares that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern Time, on the Expiration Date, or any later date as corresponds to any extension of the offer.

(2)         The purchase price of Shares tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the "Initial Payment"). Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2013, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder's Shares. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after March 31, 2013.

3

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). Payment pursuant to the Note will be made to the Shareholder approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.

The Note pursuant to which a tendering Shareholder will receive payment (the "Cash Payment") will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

A Shareholder who tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus).

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) Notice of the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Shareholders that will be sent in connection with the Fund's acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(3)         The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, May 25, 2012.

(4)         Not Applicable.

(5)         The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the close of business on June 30, 2012 if the Offer expires on the initial Expiration Date or, if the Offer is extended, up to one month after the Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

4

(6)         A tender of Shares may be withdrawn at any time before 12:00 midnight, Eastern Time, May 25, 2012 and, if shares have not yet been accepted for purchase by the Fund, at any time after June 25, 2012.

(7)         Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to JD Clark at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to JD Clark, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(6). To be effective, any notice of withdrawal must be timely received by JD Clark at the address or fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling JD Clark at the telephone number indicated on page 2 of the Offer. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.

(8)         For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder's Shares.

(9)         If more than $160,000 of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in (5) above.

5

(10)        The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Shares are made by new or existing Shareholders.

(11)        Not Applicable.

(12)         The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares. However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a "dividend" for income tax purposes. Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(i)          Not Applicable.

(ii)         Not Applicable.

(iii)        Not Applicable.

(iv)        Not Applicable.

(v)         Not Applicable.

(vi)        Not Applicable.

6

ITEM 5.               PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Prospectus, which was provided to each Shareholder in advance of purchasing Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that Gottex Fund Management Ltd., the investment adviser of the Fund, expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders twelve times each year, effective as of the last day of each calendar month. The Fund has previously made two offers to purchase Shares from Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Trustee of the Fund or any person controlling the Fund or controlling the Adviser or any Trustee of the Fund; and (ii) any person, with respect to Shares.

ITEM 6.               PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)          The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration.

(b)          Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so.

(c)          The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration or other actions that may impede the acquisition of control of the Fund by any person.

7

To the Fund's knowledge, no executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any other executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $160,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)          Neither the Fund, nor the Board of Trustees, nor the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, UMB Bank, n.a., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders or from the proceeds of the sale of securities and portfolio assets held by the Fund.

(c)          Not Applicable.

(d)          Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Based on April 1, 2012 estimated values, the following persons may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Shares: Gottex Fund Management Ltd. has an investment in the Fund of approximately $0.1 million or 5.3% of the outstanding shares, and William J. Landes has an investment in the Fund of approximately $1.1 million or 58.6% of the outstanding Shares.

8

(b)          There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)(1)     The Fund commenced operations as of January 1, 2012 and consequently has not prepared and furnished to shareholders financial statements of the Fund, except for its initial seed capital financial statements.

(2)         The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

(3)         Not Applicable.

(4)         The Fund does not have book value per share information.

(b)         The Fund's assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)    None.

(2)         None.

(3)         Not Applicable.

(4)         Not Applicable.

(5)         None.

(b)         None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

9

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

10

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT FUND — I
By:	/s/ Wade Boylan
Name: Wade Boylan
Title: Chief Financial Officer

April 30, 2012

11

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in Connection with the Fund's Acceptance of Tenders of Shares.